SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

NOTICE TO SHAREHOLDERS

We announce to the shareholders of Companhia de Bebidas das Américas - Ambev (“Company”) that, as indicated at the Minutes of the Board of Directors’ Meeting held on February 21 and 22, 2006, the members of the Company’s Board of Directors approved the payment of:

Supplementary dividends, on account of earnings retained until December 31, 2005, to be attributed to mandatory minimum dividends for the year 2005, at R$5.7500 per lot of thousand common shares and R$6.3250 per lot of thousand preferred shares, without withholding income tax.

Such payments shall be made as from March 31, 2006, based on the shareholding as of March 20, 2006 and record date for ADRs on March 23, 2006, without incurring monetary restatement. The stocks and ADRs will be negotiated ex-dividends from March 21, 2006.

SERVICE TO SHAREHOLDERS

The shareholders who already indicated a bank account shall have their credits available at the informed account. The shareholders who did not provide such indication shall receive from Banco Itaú S.A., in its capacity of Depositary Financial Institution, a notice containing information on the payment. Such notice shall be presented at one of Banco Itaú’s branches including instructions for the respective credit. The shareholders’ users of fiduciary custody shall have their credits available according to procedures adopted by the Stock Exchange.

São Paulo, March 8, 2006

Companhia de Bebidas das Américas – AMBEV
João Mauricio Griffoni Castro Naves
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.